A1 3-7-2003

03012890

UF3-6-03ter

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

RECEIVED
MAR - 3 2003
SEC 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LINCOLN PARTNERS L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MADISON, SUITE 2100
(No. and Street)

CHICAGO	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. JAMES LAWSON, III   (312) 580-8326
                                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>L. JAMES LAWSON, III</u>, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition and supplementary information pertaining to the firm of <u>Lincoln Partners L.L.C.</u>, as of <u>December 31, 2002</u>, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

<u>NO EXCEPTIONS</u>

_____

_____

_____

Sworn and subscribed to me on the

_____ day of _____ February 2003

_____ _____
Notary Public   Signature

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2006

Managing Director
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Lincoln Partners L.L.C.

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Lincoln Partners L.L.C.
Table of Contents
December 31, 2002



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Lincoln Partners L.L.C.

We have audited the accompanying statement of financial condition of Lincoln Partners L.L.C. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lincoln Partners L.L.C. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 31, 2003

Lincoln Partners L.L.C.
Statement of Financial Condition
December 31, 2002

Assets

Cash and equivalent	$ 1,219,615
Certificate of deposit	82,000
Accounts receivable	3,474,112
Prepaid expenses	83,485
Investments	95,054
Deposits	63,193
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $392,236)	252,466
Total assets	**$ 5,269,925**

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 25,852
Accrued bonuses	452,500
Due to related party	9,966
Deferred rent liability	220,385
Total liabilities	708,703
Members' equity	4,561,222
Total liabilities and members' equity	**$ 5,269,925**

Note 1 Nature of Activities and Significant Accounting Policies

Lincoln Partners L.L.C. (Company) (an Illinois limited liability company), which operates from a leased office space in Chicago, is in the business of investment banking and providing merger and acquisition and private capital raising advisory services related to middle market businesses worldwide. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker-dealer in securities.

The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

The Company grants trade credit to its clients located worldwide. Receivables are valued at management's estimate of the amount that will ultimately be collected. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company's historical collection experience. No allowance was deemed necessary at December 31, 2002.

Investments are recorded at fair value, as determined by management.

Depreciation is being computed under an accelerated method over the estimated useful lives of the assets as follows:

Software	3 years
Computer equipment	5 years
Other equipment	5 Years
Furniture	7 years
Leasehold improvements	Lease life

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Operating Agreement

The majority members of the Company are Robert Bruce Barr and Lawrence James Lawson, III, each of whom serve as managers of the Company.

Allocations of income and losses are made in accordance with the operating agreement.

Allocation of income and losses to the members will be as follows:

(i) to cover the annual draw of each of the members, (ii) on a discretionary basis as determined by the managers, and (iii) based on and designated as a return on capital.

Note 3   Furniture, Equipment and Leasehold Improvements

At December 31, 2002, furniture, equipment and leasehold improvements consist of:

Computer equipment	$ 231,855
Furniture and equipment	289,302
Leasehold improvements	123,545
	644,702
Accumulated depreciation and amortization	392,236
	$ 252,466

Note 4   Commitments

The Company currently subleases office space under a sublease agreement entered into during 2002, which expires in 2005.

In addition, the Company has an operating lease on its previously occupied space which is subleased to a third party under a sublease agreement. Both the operating lease and sublease agreement expire in 2006.

Future minimum annual rentals required under the sublease and lease, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

2003	$ 482,000
2004	502,000
2005	271,000
2006	114,000
	$ 1,369,000

The Company has recorded a liability for the additional occupancy costs, which is being amortized over the life of the lease.

Future approximate minimum rentals to be received on the sublease, excluding additional receipts for certain operating, tax and maintenance costs, are as follows:

2003	$ 172,000
2004	191,000
2005	197,000
2006	149,000
	$ 709,000

The Company has commited $250,000 to Lincoln DPE, a party related to the Company by common ownership, of which $62,500 was paid during 2002 and included in investments. Lincoln DPE was formed to invest in Diversified Private Equity Fund, LP, a hedge fund-of-funds.

Lincoln Partners L.L.C.
Notes to the Statement of Financial Condition
December 31, 2002

Note 5   Employee Benefit Plan

The Company maintains a qualified profit-sharing and 401(k) plan for the benefit of all employees who have attained age 21 and have completed six months of service. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year.

Note 6   Income Taxes

The Company is not subject to income taxes because its income and losses are includable in the tax returns of its members.

Note 7   Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 8   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had adjusted net capital and net capital requirements of $486,211 and $47,247, respectively.